

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

Via E-mail
Jeremy Gindro
Chief Executive Officer
Tomichi Creek Outfitters
68798 Highway 50
Sargents, CO 81248

> **Re:** **Tomichi Creek Outfitters**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 26, 2013**
> **File No. 333-190727**

Dear Mr. Gindro:

We have reviewed your responses to the comments in our letter dated September 16, 2013 and have the following additional comments.

General

1. Please tell us whether or not you believe you are a blank check company within the meaning of Rule 419(a)(2). If not, please provide us your analysis in support of that conclusion.

2. Given your limited resources, the size and cost of this offering, the costs of being a public reporting company and the lack of experience of management running a public company, please tell us why you have decided to conduct a registered public offering instead of pursuing other financing alternatives.

3. We note your response to our prior comment 1 and reissue in part. We note your revised disclosure on the prospectus cover page that you are a shell company. Please revise to include a risk factor discussing the fact that you are a shell company, cautioning investors as to the highly illiquid nature of an investment in your common stock and discussing the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Similarly, please revise the discussion of future sales on page 41 to disclose the unavailability of Rule 144.

Cover Page of Prospectus, page 1

4. We note your response to our prior comment 4 and reissue. As your cover page spans the length of pages 1 and 2, please revise to limit the information contained there to one page. Refer to Item 501(b) of Regulation S-K.

Table of Contents, page 3

5. Please revise your table of contents to refer to the correct pages. For example, the table lists "Use of Proceeds" on page 15, when it is actually on page 13.

Summary Information and Risk Factors, page 4

6. Please disclose in the summary, if true, that Mr. Gindro has no experience running a business, serving as the CEO of a public company, reviewing financial statements or serving as the CFO of a public company or being responsible for the preparation of the various Exchange Act reports required to be filed by public companies.

7. You state that once the offering closes, Mr. Gindro plans to spend the time necessary to direct the primary operations of the business. As such, please disclose whether or not Mr. Gindro intends to quit his construction company job once the offering closes. If not, please discuss how you believe Mr. Gindro will be able to direct the operations of the company while maintaining what appears to be a full-time job.

8. We note your response to our prior comment 6 and reissue. It appears that you have not removed all non-substantiable statements or marketing language from the prospectus, as it still contains the following phrases: "some of the most beautiful land on the planet," "stunning scenic views," "great home cooked meals," "true undiscovered jewels of Colorado," "life-time memory," and "memorable experiences which will keep them coming back." Please revise to eliminate these phrases along with all other non-substantiable statements here and elsewhere in the prospectus.

9. Please explain what is meant by the phrase "[o]ur President, Mr. Gindro, has over 7 years of big game guide experience on approximately 42 square miles of public land." To the extent he has been guiding trips as a hobby, rather than a profession, please revise your disclosure accordingly.

10. We note your response to our prior comment 8 and reissue in part. Please revise to disclose with greater detail your initial marketing efforts to date.

11. We note your response to our prior comment 9 and reissue in part. While we note your revised disclosure concerning your net losses to date, please revise to disclose your cash on hand as of the most recent practicable date, your monthly "burn rate," and how long your present capital will last at that rate, both here and in the liquidity section of your prospectus.

Risk Factors, page 8

General

12. We note your response to our prior comment 10. Please revise to discuss the risk that your company has not yet formulated a policy for handling conflicts of interest, along with the potential for conflicts of interest, in a separate risk factor.

Use of Proceeds, page 13

13. We note your response to our prior comment 15 and reissue in part. Please revise to clarify what is meant by your explanation that you have not allocated any funds for leading trips and purchasing equipment because "all the necessities will be paid for from deposits and payment of services." Please disclose, for example, how you will pay for transportation, the guide's equipment, the equipment for preparing meals, and the accommodations referenced in your business section. To the extent you believe you will be able to pay for all of these business related expenses with customer deposits, please provide us with your basis for this belief, including a discussion of all possible expenses you will incur related to the operations of your business.

Business Overview, page 18

Product Development, page 19

14. We note your response to our prior comment 20 and reissue in part. Please revise the "Scenic Tours" section to identify the types of services you intend to provide and the corresponding prices.

Growth Strategy of the Company, page 20

15. We note your response to our prior comment 24. Please reconcile your response that you have removed your discussion of a potential reality show with the disclosure in your growth strategy section on page 21 which discusses exploring a potential reality television show.

Competitor Analysis, page 20

16. We note your response to our prior comment 25 and reissue. Please reconcile your characterization of the outdoor enthusiast market in Colorado as "vast with many established competitors" with your disclosure that "there are only two other outfitters with a fifty mile radius of [y]our location." In doing so, please explain how you are measuring your market. Please also discuss whether there are outfitters located outside of this radius that operate in the same territory in which you intend to operate. Additionally, please provide the basis for your belief that "there is market share available" for your company.

12 Month Growth Strategy and Milestones, page 20

Quarter, page 21

17. Please revise to disclose the anticipated cost of the $10,000 Security Bond and liability insurance. We note your disclosure on page 22 that your company has "budgeted $1,800 for all other required permits and licenses." If the $10,000 Security Bond, liability insurance and "business license" for the company are not included in this $1,800, please revise your disclosure to account for any additional costs. Additionally, please revise the use of proceeds section on page 13, and the proposed milestones on page 36, as may be appropriate.

Need for any Government Approval of Products or Services, page 22

18. We note your response to our prior comment 31 and reissue in part. Please revise to disclose whether your guides are currently in compliance with the license requirement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

19. We note your response to our prior comment 32. Please confirm that Mr. Gindro has access to the required funds discussed in your response.

Plan of Operation, page 35

20. We note your response to our prior comment 33 and reissue in part. Please revise the first sentence of the plan of operation to clarify that you will not be in a position to commence operations until after the offering is closed.

21. We note your response to our prior comment 34. Please revise to discuss how many employees you contemplate hiring. In this regard, please clarify what you mean in your revised disclosure by "[g]uides and any other services requiring help will be employed on a per service basis . . . ." For example, please explain how many guides will be needed per hunt.

Directors, Executive Officers, Promoters and Control Persons, page 38

22. We note your response to our prior comment 37 and reissue. We note that you have revised your disclosure to delete the references to Mr. Gindro's current employment with outfitter companies, and have revised your disclosure to characterize his prior experience as a big game hunter as a hobby. Please explain this disparity and clarify Mr. Gindro's work history. If Mr. Gindro is not, and never has been, employed as a big game guide, please revise the risk factors section to disclose that your sole officer has no experience in your intended line of business.

23. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Gindro should serve as a director. Refer to Item 401(e) of Regulation S-K.

<u>Transactions with Related Persons, Promoters, and Certain Control Persons, page 41</u>

24. We note your response to our prior comment 39. Please reconcile the statement that "the advance is payable on demand and carries no interest" with the statements on pages 35 and 42 that that the company will not have to repay Mr. Gindro for any advances.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Harold P. Gewerter, Esq.
       Law Office of Harold P. Gewerter, Esq., Ltd.